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william J. bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

August 27, 2024

VIA EDGAR

Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	MA Specialty Credit Income Fund (the “Fund”)

File No. 811-23978; 333-280620

Dear Ms. Rossotto:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated August 9, 2024, regarding the Fund’s submission of an initial registration statement on Form N-2 that was filed with the SEC on July 1, 2024 (the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

GENERAL

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund understands and acknowledges this comment.

2.	Comment: We note disclosure on the Cover stating that the Fund has submitted an application for an exemptive order to, among other things, permit the Fund to offer multiple classes of shares. Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

Response: On July 17, 2024, the Fund and the Adviser submitted an exemptive application seeking relief for a fund to issue multiple classes of shares (File No. 812-15603). Additionally, on July 23, 2024, the Fund, the Adviser and certain of their affiliates submitted an exemptive application seeking relief with respect to co-investments (File No. 812-15604). The Fund does not anticipate making any other exemptive relief applications or no-action letter requests.

3.	Comment: Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement, but the Fund intends to enter into a credit facility within the first year after the effective date of its registration statement.

4.	Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it has not presented and will not present any “test-the-water” materials to potential investors in connection with this offering.

PROSPECTUS

Prospectus Cover

5.	Comment: In Interval Fund, please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund’s initial repurchase offer. Please also provide a cross-reference to the sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The disclosure has been revised accordingly.

6.	Comment: Please address the following comments concerning the disclosure in Principal Investment Strategies:

a.	The Fund states that it will invest primarily in “specialty credit, asset-based finance or diversified private credit” investments. Please clarify this disclosure to explain the types of investments included in each of these categories. Also, the disclosure states that the Adviser believes these Loans have “bespoke or differentiated features.” Either here or at an appropriate place within the registrations statement please explain what these features are.

Response: The disclosure has been revised accordingly.

b.	You define a Non-Bank Finance Company as a “non-bank originator”. Please explain what a non-bank originator is.

Response: The disclosure has been revised accordingly.

c.	Please explain what “asset-based finance verticals”, “risk-adjusted returns” and “forward flow programs” are. In general, please avoid the use of technical terms and complex language in the disclosure.

Response: The disclosure has been revised accordingly.

d.	Please explain what “specialized (or esoteric) Loans” are.

Response: The disclosure has been revised accordingly.

e.	Please clarify the term “best-in-class lending opportunities”.

Response: The disclosure has been revised accordingly.

f.	Does the term “high-yielding” refer to Loans rated below investment-grade? If so, please disclose these investments are known as “junk”.

Response: The term high-yielding refers to both below investment-grade and unrated Loans. Accordingly, the Fund respectfully submits that no disclosure revision is necessary in response to this comment.

g.	The disclosure states “the Adviser seeks to further diversify the overall risk and duration of the Fund’s portfolio….[emphasis added].” As the Fund is characterized as non-diversified under the 1940 Act, please delete or replace the term “diversify” as used here.

Response: The disclosure has been revised accordingly.

h.	The disclosure refers to “the substantial growth of non-bank finance opportunities.” Please disclose the basis for this statement.

Response: The disclosure has been revised accordingly.

i.	The disclosure states the Fund will invest in “certain types of tradeable instruments.” Please disclose what these instruments are.

Response: The disclosure has been revised accordingly.

j.	The disclosure in the last line states “The Fund may invest in additional strategies in the future.” Please delete this disclosure or state specifically investments the Fund anticipates making in the future and when it may do so.

Response: To clarify, the disclosure has been updated to state: “The Fund may invest in additional strategies in the future as opportunities in different strategies present.” The Fund respectfully submits that no other disclosure revisions are necessary in response to this comment.

7.	Comment: At the top of page ii, in the bolded language discussing credit instruments rated below investment grade, please include a cross-reference to the disclosure regarding the risks associated with these investments. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Response: The disclosure has been revised accordingly.

8.	Comment: On page ii, regarding the bolded bullets disclosing risks of investing in the Fund, please address the following comments:

a.	The fourth bullet refers to a Shareholder’s ability to “sell its Shares outside the quarterly repurchase process….” Please disclose how this might be done.

Response: The referenced disclosure has been deleted.

b.	The fifth bolded bullet states “Class S Shares and Class F Shares are not subject to a sales load.” Is this a risk of investing in the Fund? If not, please delete this disclosure, or otherwise revise as appropriate.

Response: The referenced disclosure has been deleted.

c.	In the seventh bullet, the disclosure states that distributions may be funded from offering proceeds. Please confirm to us the Board has determined this is an appropriate use of offering proceeds.

Response: The Fund confirms that the Board would be apprised of any distribution to be funded from offering proceeds prior to such distribution.

Summary of Terms

The Fund (page 1)

9.	Comment: In the second paragraph, the disclosure states “[p]rior to the Fund’s registration as an investment company” private funds managed by the Adviser transferred their assets to the Fund in exchange for cash and shares. Please explain supplementally if this transaction meets the definition of a fund acquisition as described in S-X Rule 6-11(a)(2). In your response, please also address the following questions:

Response: The Fund respectfully advises the Staff that the acquisition of the assets of certain private funds is not a fund acquisition as defined in Article 6-11 of Regulation S-X. The Fund’s acquisition of the assets in each private fund constituted less than substantially all of the private fund’s portfolio investments at the time of the transaction and, consequently, was not a fund acquisition pursuant to Rule 6-11(a)(2) of Regulation S-X. In accordance with Regulation S-X 6-11(a)(2), whether an acquisition constituted “substantially all” of the portfolio investments of an entity is inherently a facts and circumstances based analysis. The Fund further notes that the private funds are pre-existing affiliated entities of the Fund that were not established by the Fund or established for the purpose of a transaction with the Fund. The private funds have continued, and intend to continue, their operations and investment strategy after the transaction.

a.	What is the underlying business purpose of the transaction?

Response: The underlying purpose of the transaction was to give certain private fund investors the ability to invest in a registered investment company and to allow for the transfer of certain assets from the private fund to the Fund prior to its registration as an investment company.

b.	What is the nature of the relationship between the transacting parties?

Response: The Fund and the private funds are managed by the Adviser.

c.	What are the future operating plans of the Private Funds and the retained assets?

Response: The private funds will continue operations in accordance with their investment strategies.

d.	Will the Private Funds continue their operations? Will they wind down? If not, will they change their strategies?

Response: The private funds will continue operations in accordance with their investment strategies.

e.	Did any limited partnerships from the Private Funds transfer assets into the Fund?

Response: Yes. One of the private funds in the transaction is a limited partnership.

f.	Is any of the Private Funds management involved with the Fund following the transaction?

Response: There is overlap in the management team of the private funds and the Fund.

g.	Please provide more detail concerning the strategies and objectives of the Private Funds.

Response: The strategies and objectives of the private funds are similar to those of the Fund. As stated above, the transaction is not a fund acquisition as defined in Article 6-11 of Regulation S-X.

Investment Opportunities and Strategies (page 2)

10.	Comment: The disclosure states the Fund makes Loans “directly to borrowers”. With respect to this strategy, please address the following:

a.	Please describe here or at an appropriate place within the registration statement, the origination process and the nature of borrowers the Fund will provide Loans to, the typical size and duration of the Loans and the diligence the Fund performs in determining who to lend to and the amount of the Loans.

Response: The Fund believes the current disclosure (starting on page 18) sufficiently describes the Fund’s origination process, the nature of borrowers and the diligence the Fund performs. The Fund confirms that there is no limit on the size or duration of the loans that the Fund will originate. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

b.	Please disclose, if accurate, that the Fund will be responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing the Loans (to the extent not borne by the borrowers).

Response: The Fund confirms that it will be responsible for expenses associated with originating loans, and that such expenses will be reflected in the fee table. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

c.	Please also disclose the following:

i.	any limits on Loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions (e.g., concentration limits);

Response: The disclosure has been revised accordingly.

ii.	the Loan selection process, including any limits or targets on maturity and duration of individual Loans, borrower, asset class, segment, collateral, and loan types and geographic location of the borrower;

Response: The Fund believes the current disclosure (starting on page 18) sufficiently describes the Fund’s loan selection process. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

iii.	the underwriting standards for the Loans;

Response: The Fund believes the current disclosure sufficiently describes the Fund’s underwriting standards. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

iv.	whether and to what extent the Fund expects to originate noninvestment grade or subprime loans;

v.	whether the Fund will be involved in servicing the Loans and, if so, a description of its servicing obligations; and

vi.	whether the Fund will set up its own online lending platform to originate these Loans.

Response: The Fund confirms that it has no current plans to be involved in servicing the loans, has no current plans to set up its own online lending platform to originate loans and does not currently expect to originate noninvestment grade or subprime loans and, thus, no additional disclosure was added with respect to items (iv)-(vi).

We may have further comments or questions after reviewing your responses.

Portfolio Composition (page 2)

11.	Comment: Please disclose the percentage of the portfolio the Adviser anticipates investing in each of the three “verticals”. In particular, how much of the Fund’s portfolio may be attributed to direct Loans? Please also briefly explain how the Fund evaluates investments to achieve its objective and the portfolio construction parameters it uses to construct the portfolio as a whole.

Response: While the Fund expects to invest in all three verticals, the amount invested in each may vary from time to time based on the Adviser’s view of the best investment opportunities for the Fund and intends to have a dynamic allocation process between the three verticals which will change over time. Because of the dynamic nature of the portfolio, the Fund declines to include estimates of such amounts in the Prospectus and notes that such disclosure is not required.

12.	Comment: In the penultimate bullet on page 2, the disclosure describes the Fund’s investments in tradeable instruments as being “aligned to the broader specialty credit and asset-based finance strategy of the Fund….” Please clarify this disclosure.

Response: The disclosure has been revised accordingly.

Valuations (page 8)

13.	Comment: In the first line of this section, the disclosure states that the “Board has designated the Adviser as the Fund’s valuation designee” and that “[t]he Adviser is responsible for the valuation of the Fund’s portfolio investments for which market quotations are not readily available.” Please disclose the Adviser’s conflict as the valuation designee as it receives an asset-based fee.

Response: The disclosure has been revised accordingly.

14.	Comment: The disclosure also states “the Adviser has adopted methods for determining the fair value of such securities and other assets.” Please disclose these methods have been approved by the Board.

Response: The disclosure has been revised accordingly.

Risk Factors (page 10)

15.	Comment: The penultimate bullet on page 10 refers to the Fund’s investment in “companies that are experiencing distress.” Please disclose the Fund’s investment in distressed debt in the Summary strategy section.

Response: The referenced bullet has been deleted as investing in distressed companies is not part of the Fund’s principal investment strategies.

Summary of Fees and Expenses (page 12)

16.	Comment: Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

Response: The disclosure has been revised accordingly.

17.	Comment: The table contains a line item for interest payments on securities sold short. Will the Fund engage in short sales as a principal strategy? If so, disclose in the Summary.

Response: The Fund confirms that engaging in short sales is not part of the Fund’s principal strategy, and the disclosure has been revised accordingly.

18.	Comment: Please confirm that expenses of originating loans/credit assets will be reflected in the fee table.

Response: The Fund confirms that expenses of originating loans/credit assets will be reflected in the fee table.

The Adviser (page 16)

19.	Comment: In this section, please clarify the roles of the Adviser, Global Credit Solutions and MA Financial Group in the management of the Fund. In doing so, please indicate specifically the assets under management of the Adviser, rather than all three entities, so as not to be potentially misleading.

Response: The Fund respectfully submits that no disclosure revision is necessary in response to this comment. As discussed in “The Adviser” section, the Adviser does all asset management for the Fund but is part of a larger entity that it shares resources with. Given the Adviser’s role in the broader MA Financial Group entity, the Fund believes it is appropriate to disclose the broader entity’s assets under management.

20.	Comment: In MA Financial Group, the disclosure states “[t]he firm also has over USD $74 billion in managed loans.” Please clarify this statement and provide appropriate context.

Response: The disclosure has been revised accordingly.

Investment Objective, Opportunities and Strategies

Investment Opportunities and Strategies (page 18)

21.	Comment: Regarding the bullets following the initial paragraph of this section, please address the following comments:

a.	The second bullet in this section is convoluted and difficult to understand. Please revise in plain English. Please also disclose within the registration statement how the Adviser sources the Loans and elaborate on its “direct relationships” and “origination channels.”

Response: The disclosure has been revised accordingly.

b.	Please explain in plain English what “waterfall payment structures” are, as that term is used in the fourth bullet.

Response: The disclosure has been revised accordingly.

c.	Please clarify in plain English the disclosure in the fifth bullet. In particular, please explain what the phrase “many thousands of underlying assets and collateral” means with respect to the Fund’s investments.

Response: The disclosure has been revised accordingly.

Portfolio Composition (page 19)

22.	Comment: In general, please elaborate on the three primary verticals described in this section. For example, what are the “market, structural or secular forces” that impact banks and traditional financial institutions? How are Loans in this segment bespoke, niche or specialized in nature and therefore not affected by these forces?

Response: The disclosure has been revised accordingly.

23.	Comment: With respect to the disclosure in Diversified Private Credit, please disclose how this vertical is “diversified” (i.e., what are the “differentiated characteristics” of the Fund’s borrowers?).

Response: The disclosure has been updated to “Direct Lending” rather than “Diversified Private Credit” to more accurately reflect the vertical.

The Investment Process (page 20)

24.	Comment: On page 22, in the description of Phase 4, the disclosure states that in the final phase of due diligence “commercial and qualitative analysis is paired with robust quantitative analytics for a comprehensive review.” Please elaborate on the Fund’s analysis performed in this stage -- what is the Fund analyzing to determine its investment decisions? What data does the Fund use and how does it obtain the data? Please disclose.

Response: The disclosure has been revised accordingly.

Types of Investments and Related Risks

Risks Relating to the Fund’s Investment Program (page 25)

25.	Comment: In the last sentence of Nature of the Fund’s Investments Risks, the disclosure states

…during periods of market disruption, borrowers of loans constituting the Fund’s assets may be more likely to seek to draw on unfunded commitments the Fund has made, and the Fund’s risk of being unable to fund such commitments is heightened during such periods.

Please explain to us supplementally what this disclosure means. What is the nature of the Fund’s unfunded commitments and how may borrowers draw on them?

Response: The referenced disclosure has been deleted.

26.	Comment: In Credit Risk, the disclosure in the penultimate sentence of the first paragraph on page 26 indicates that Loans held by the Fund may provide for payments-in-kind. Also, in Taxation of the Fund on page 60, the disclosure notes that some of the Fund’s investments may be treated as issued with OID. Please inform us of the extent to which the Fund may invest in these types of instruments. We may have further comments.

Response: The Fund does not anticipate investing a material portion of its assets with significant OID or PIK securities.

27.	Comment: In the first sentence of the last paragraph of Credit Risk, the disclosure states “…the Fund will generally target investing in issuers it believes are of high quality.” Disclosure in bold on the Cover states “The Fund may invest a substantial portion of its assets in credit instruments that are rated below investment grade.” Please reconcile this inconsistency.

Response: The referenced disclosure in the Credit Risk has been deleted.

Organization and Offering Costs (page 45)

28.	Comment: The disclosure in the last sentence of the first paragraph states “These costs are expensed as incurred by the Fund and will be paid by the Adviser on behalf of the Fund.” Please confirm our understanding that this sentence refers to the treatment of organizational costs incurred by the Fund. Please consider clarifying the accounting treatment of organization costs by the Fund by making this sentence the second sentence of the paragraph.

Response: The Fund confirms that understanding, and the disclosure has been revised accordingly.

Share Repurchase Program (page 53)

29.	Comment: In the second sentence of the third paragraph of this section, please delete the words “seek to” and “earlier”.

Response: The disclosure has been revised accordingly.

30.	Comment: Please disclose whether Shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

Response: The disclosure has been revised accordingly.

31.	Comment: To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so Shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing Date and the Repurchase Payment Deadline.

Response: The disclosure has been revised accordingly.

Tax Aspects

Taxation of the Fund (page 58)

32.	Comment: In this section, or where appropriate, please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response: The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives, Policies and Risks

33.	Comment: On page B-8, in Involuntary Repurchases and Mandatory Redemptions, the disclosure states that the Fund has the right to repurchase or redeem Shares of a Shareholder if “continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences,” or if “it would be in the best interests of the Fund to repurchase or redeem Shares.” The disclosure states any such repurchase would be consistent with the requirements of the Fund’s Declaration of Trust, the 1940 Act and Rule 23c-2 thereunder. Please explain to us how the Fund intends to make share repurchases in a fair and otherwise non-discriminatory manner and in accordance with these requirements.

Response: The Fund respectfully notes that the mandatory repurchase provisions exist for the protection of all shareholders, and any action would be subject to the approval of the Board, which is subject to a fiduciary duty to the Fund. Although the Fund believes that any mandatory repurchases are unlikely, the above-referenced disclosure, as well as all other bulleted bases for mandatory repurchases, address certain exigent circumstances pursuant to which the Board may deem it in the interests of the Fund to effect a mandatory repurchase of Shares. Any such mandatory repurchase of the Shares will be effected in accordance with Section 23(c) of the 1940 Act and Rule 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder.

Investment Restrictions (page B-9)

34.	Comment: The Fund’s Fundamental Investment Restriction #4 states that the Fund may not “Make loans to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes debt investments in accordance with its stated investment strategies.” As the Fund will make direct private Loans as a principal strategy, this restriction appears inconsistent. Please revise the policy to state directly that the Fund may make loans.

Response: The Fund respectfully submits that Fundamental Investment Restriction #4 appropriately describes the restriction, but the Fund has added the following sentence to the section for clarification: “The Fund will engage in making loans in accordance with its stated investment strategies and fundamental investment restriction (4).”

Financial Statements

35.	Comment: Please explain supplementally whether the seed capital financial statements of the Fund will include a seed statement of operations. If the Fund does not intend to include a seed statement of operations, please explain to us the basis for omitting such financial statement.

Response: The seed capital financial statements of the Fund will include a seed statement of operations.

36.	Comment: Please explain to us whether the Fund currently owns any investments, or will own any investments prior to effectiveness of the registration statement.

Response: The Fund confirms that it currently owns investments.

37.	Comment: Please explain to us whether the Fund has entered into, or intends to enter into, any warehousing transaction or Fund acquisition. If so, please explain whether the Fund has considered the requirements under Regulation S-X Article 6-11 with regards to any such acquisition. Also, please note that if the Fund has entered into, or intends to enter into, any warehousing transaction, additional disclosures regarding such arrangements may be required.

Response: For the reasons stated above in the response to comment 9, the Fund respectfully advises the Staff that the Fund has not entered into, and does not intend to enter into, any warehousing transaction or fund acquisition as defined in Article 6-11 of Regulation S-X.

PART C

Exhibits

38.	Comment: Please file any additional Fund governing documents as Exhibits. Upon our review, we may have further comments.

Response: The Fund plans to file any additional Fund governing documents as Exhibits.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld

cc:	Jay Williamson, U.S. Securities and Exchange Commission
Tony Burak, U.S. Securities and Exchange Commission
Matthew Barsamian, Esq, Dechert LLP